

February 19, 2026

Graham A. Fleming
Chief Executive Officer
Finance of America Companies Inc.
5830 Granite Parkway, Suite 400
Plano, TX 75024

> **Re: Finance of America Companies Inc.**
> **Registration Statement on Form S-3**
> **Filed on February 13, 2026**
> **File No. 333-293476**

Dear Graham A. Fleming:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: William Golden, Esq.